CUSIP NO. 876289109 13 D	Page 1 of 5 Pages

SECURITIES AND EXCHANGE COMMISSION
Washington, D.C. 20549

SCHEDULE 13D

Under the Securities Exchange Act of 1934

TARRANT APPAREL GROUP

(Name of Issuer)

Common Stock

(Title of Class of Securities)

876289109

(CUSIP Number)

Emerald Point Inc PO BOX CR-54697 Nassau Bahamas
(Name, Address and Telephone Number of Person
Authorized to Receive Notices and Communications)

April 25, 2002
(Date of Event Which Requires Filing of this Statement)

If the filing person has previously filed a statement on Schedule G to report the acquisition which is the subject of this Schedule 13D, and is filing this schedule because of Rule 13d-1(b)(3) or (4), check the following box [    ].

Check the following box if a fee is being paid with the statement [    ].

NOTE: Six copies of this statement, including all exhibits, should be filed with the Commission. See rule 13d-1(a) for other parties to whom copies are to be sent.

The remainder of this cover page shall be filled out for a reporting person’s initial filing on this form with respect to the subject class of securities, and for any subsequent amendment containing information which would alter disclosures provided in a prior cover page.

The information required on the remainder of this cover page shall not be deemed to be “filed” for the purpose of Section 18 of the Securities Act of 1943 (“Act”) or otherwise subject to the liabilities of that section of the Act but shall be subject to all other provisions of the Act (however, see the Notes).

(Continued on following page(s))

CUSIP NO. 876289109 13 D	Page 2 of 5 Pages

1	Name of Reporting Person Emerald Point Inc. S.S. or I.R.S. IDENTIFICATION NO. OF ABOVE PERSON

2	CHECK THE APPROPRIATE BOX IF A MEMBER OF A GROUP*	(a) [ ]
(b) [ ]

3	SEC USE ONLY

4	SOURCE OF FUNDS WC

5	CHECK BOX IF DISCLOSURE OF LEGAL PROCEEDINGS IS REQUIRED PURSUANT TO ITEMS 2(d) or 2(e) [ ]

6	CITIZEN OR PLACE OF ORGANIZATION Bahamas

NUMBER OF SHARES BENEFICIALLY OWNED BY EACH REPORTING PERSON	7	SOLE VOTING POWER 1,019,093

	8	SHARED VOTING POWER -0-

	9	SOLE DISPOSITIVE

	10	SHARED DISPOSITIVE POWER -0-

11	AGGREGATE AMOUNT BENEFICIALLY OWNED BY EACH REPORTING PERSON 1,019,093

12	CHECK BOX IF THE AGGREGATE AMOUNT IN ROW (11) EXCLUDES CERTAIN SHARES*	[ ]

13	PERCENT OF CLASS REPRESENTED BY AMOUNT IN ROW (11) 6.4%

14	TYPE OF REPORTING PERSON* (CORP, PARTNERSHIP, ETC.) Corporation

*SEE INSTRUCTIONS BEFORE FILLING OUT!

CUSIP NO. 876289109 13 D	Page 3 of 5 Pages

ITEM 1. SECURITY AND ISSUER.

     This Statement relates to the common stock (the “Common Stock”), of Tarrant Apparel Group, a California corporation (the “Issuer”). The address of the Issuer’s principal executive offices is 3151 East Washington Blvd, Los Angeles, CA 90023.

ITEM 2. IDENTITY AND BACKGROUND.

     This Schedule 13D is filed by Emerald Point Inc. referred to herein as the “Reporting Person.”

     The business address of Emerald Point Inc is PO Box CR-54697 Nassau Bahamas.

     The principal business activity of Emerald Point Inc. is passive investments.

     The directors or partners of Emerald Point Inc. is Peter J. Nygard. IF A CORPORATION WILL ALSO HAVE TO LIST THE OFFICERS AND LIST THE BUSINESS AND PRINCIPAL ADDRESSES FOR THE OFFICERS. IF A PARTNERSHIP YOU WILL NEED TO LIST THE PARTNERS AND THEIR BUSINESS AND PRINCIPAL ADDRESSES . YOU ALSO NEED TO DESCRIBE THE PRINCIPAL OCCUPATION OF THE DIRECTORS. YOU ALSO NEED TO STATE THAT THEY ARE CITIZENS OF THE UNITED STATES OR IF THEY ARE NOT CITIZENS.

     The Reporting Person nor THE DIRECTORS (IF A CORPORATION) OR PARTNERS (IF A PARTNERSHIP) has been convicted in a criminal proceeding in the past five years. None of the Reporting Person nor (LIST PARTNERS OR DIRECTORS) is or was in the past five years subject to any judgment, decree, or final order regarding any federal or state securities laws.

ITEM 3. SOURCE AND AMOUNT OF FUNDS OR OTHER CONSIDERATION.

     Commencing November 1, 2002, and continuing through June 4, 2002, the Reporting Person individually engaged in a series of acquisitions of the Issuer’s Common Stock, which acquisitions were made for cash consideration from the Reporting Person’ respective available working capital. The Reporting Person collectively beneficially owned as of July 10, 2002 an aggregate of 1,019,093 shares of the Common Stock for an aggregate purchase price of $$5,241,115.

ITEM 4. PURPOSE OF TRANSACTION.

     The Reporting Person acquired the Common stock for investment purposes.

     The Reporting Person may in the future pursue a further investment and involvement in the Company including, but not limited to, a possible merger or combination involving a portion of the Reporting Person’s business.

ITEM 5. INTEREST IN SECURITIES OF THE ISSUER.

(a)	The Reporting Person owns an aggregate of 1,019,093 shares of the Issuer’s Common Stock, which represents approximately 6.4% of the outstanding Common Stock based on 15,846,315 shares outstanding as reported in the Issuer’s Current Report on Form 10-Q dated August 1, 2002.

(b)	Reporting Person has the sole power to vote and dispose of the shares it beneficially owns.

(c)	Not applicable.

(d)	Not applicable.

CUSIP NO. 876289109 13 D	Page 4 of 5 Pages

(e)	Not applicable.

ITEM 6. CONTRACTS, ARRANGEMENTS, UNDERSTANDING OR RELATIONSHIPS WITH RESPECT TO SECURITIES OF THE ISSUER.

     The Reporting Person is commonly owned and controlled by Peter J. Nygard. At present, there are no contracts, arrangements or understanding s among the Reporting Person or between the Reporting Person and any other party with respect to any securities of the Issuer. However, the Reporting Person, acting alone or in concert, may enter into arrangements designed to maximize its shareholder value, including arrangements to transfer or vote securities of the Issuer, give or withhold proxies, or otherwise maximize their voting investment power.

ITEM 7. MATERIAL TO BE FILED AS EXHIBITS.

     None.

CUSIP NO. 876289109 13 D	Page 5 of 5 Pages

SIGNATURE

     After reasonable inquiry and to the best of the knowledge and belief, I certify that the information set forth in this statement is true, complete and correct.

Dated: September 13, 2002	REPORTING PERSON (NAME OF COMPANY)

	By	/s/ PETER NYGARD (Nygard International)